July 14, 2023

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington DC 20549

Re: VV Markets LLC

Offering Statement on Form 1-A Post-qualification Amendment No. 11

Filed June 14, 2023

File No. No. 024-11306

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated July 11, 2023 from the staff of the Division of Corporate Finance - Office of Trade & Services (the “Staff”) regarding the Offering Statement of VV Markets LLC (the “Company”), which we have set out below, together with our responses.

Post-Qualification Amendment No. 11 to Offering Statement on Form 1-A Filed June 14, 2023 The Underlying Assets, page 38

1.We note that you have purchased and intend to purchase a number of underlying assets from Liv-Ex. We also note that you rely on Liv-Ex for secondary market pricing data for wine and spirits and for insurance for your assets. Please add a risk factor that addresses the conflicts of interest and if material, please quantify the amount of business that you do with Liv-Ex for the periods represented in this offering statement.

The Company notes that Liv-Ex does not serve as a seller of wine and spirits, but serves as a marketplace allowing for members to transact. Liv-Ex publishes the secondary market pricing data for its members to use in order to create visibility in the market, much as a securities exchange operates for the trading of equities. As such, the Company does not believe there is a conflict of interest that exists between its use of the secondary market pricing data obtained from Liv-Ex, and its transactions with other members of that marketplace.

The Series VV-SCC2 Asset, page 132

2.We note your amended disclosure in response to comment 1. With respect to the information provided for Series VV-SCC2, please define "Acquisition Average Price per Bottle." In this light, we note that this series is comprised of nine individual bottles, each with their own Acquisition Average Price per Bottle. However, we note that the cumulative average price of all of the assets in the series is $113,042.00, but the actual purchase price to acquire the assets is $96,085.76. Please provide an explanation for this difference.

The Company has amended its disclosure to include a definition of “Acquisition Price per Bottle” as used in the offering for Series VV-SCC2. For consistency, a similar definition has now been included for “Wine-Searcher Average Pricing”. In addition, the Company has corrected the math error for the purchase price of the assets for Series VV-SCC2.

General

3.We note the receipt of a Purchase Agreement with Purchase Order between VV Markets, LLC and Vinvesto, Inc. submitted to us supplementally, and that you propose to file similar Purchase Agreements/Purchase Orders for the various underlying assets. However, it appears that the Purchase Order is generated by Vinvesto, Inc. and is not a receipt for, or contract or agreement with, the supplier for the underlying asset, which in this case is Liv-Ex. The Purchase Order also does not appear to include certain material information related to shipping, storage, discounts, etc., that may be included in the receipt, contract, or agreement with the supplier. Please file as exhibits to the Offering Statement the receipts, contracts, or agreements received from, or entered into with, the supplier.

The Company thanks the staff for its time during its call on July 12, 2023 to discuss this comment. The Company has amended the Purchase Agreements between Vinvesto, Inc. and VV Markets, LLC to include as exhibits to those Purchase Agreements the receipts for each of the assets included in the particular series.

Thank you again for the opportunity to respond to your questions to the offering statement of VV Markets LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Nick King

Chief Executive Officer and Director of VinVesto, Inc., the Manager of the Company